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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Pioneer Floating Rate Trust

(Name of Issuer)

Common Stock

(Title of Class of Securities)

72369J102 (CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of (S) 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72369J102

1.
Names of Reporting Persons.

            Claymore Securities Defined Portfolios, Series 279, 341, 386, 446, 487, 553, 560, 567, 569, 580, 592,
            596, 601, 614, 617, 621, 635, 648, 652, 661, 664, 665, 672, 676, 680, 683, 684, 696, 712, 713 and 717

            Guggenheim Defined Portfolios, Series 719 and 750

I.R.S. Identification Nos. of above persons (entities only):

            Claymore Securities Defined Portfolios, Series 279 — Tax ID# 204863218
            Claymore Securities Defined Portfolios, Series 341 — Tax ID# 205723003
            Claymore Securities Defined Portfolios, Series 386 — Tax ID# 137562850
            Claymore Securities Defined Portfolios, Series 446 — Tax ID# 137582449
            Claymore Securities Defined Portfolios, Series 487 — Tax ID# 137593930
            Claymore Securities Defined Portfolios, Series 553 — Tax ID# 546806610
            Claymore Securities Defined Portfolios, Series 553 — Tax ID# 546806609
            Claymore Securities Defined Portfolios, Series 560 — Tax ID# 616370024
            Claymore Securities Defined Portfolios, Series 567 — Tax ID# 306187563
            Claymore Securities Defined Portfolios, Series 569 — Tax ID# 616370058
            Claymore Securities Defined Portfolios, Series 580 — Tax ID# 306187565
            Claymore Securities Defined Portfolios, Series 592 — Tax ID# 276037024
            Claymore Securities Defined Portfolios, Series 596 — Tax ID# 276089544
            Claymore Securities Defined Portfolios, Series 596 — Tax ID# 276089514
            Claymore Securities Defined Portfolios, Series 601 — Tax ID# 276123859
            Claymore Securities Defined Portfolios, Series 614 — Tax ID# 276183053
            Claymore Securities Defined Portfolios, Series 614 — Tax ID# 276183141
            Claymore Securities Defined Portfolios, Series 617 — Tax ID# 276166407
            Claymore Securities Defined Portfolios, Series 621 — Tax ID# 276226783
            Claymore Securities Defined Portfolios, Series 635 — Tax ID# 276298021
            Claymore Securities Defined Portfolios, Series 635 — Tax ID# 276298063
            Claymore Securities Defined Portfolios, Series 648 — Tax ID# 276331884
            Claymore Securities Defined Portfolios, Series 652 — Tax ID# 276331870
            Claymore Securities Defined Portfolios, Series 652 — Tax ID# 276371209
            Claymore Securities Defined Portfolios, Series 661 — Tax ID# 276630305
            Claymore Securities Defined Portfolios, Series 664 — Tax ID# 276410687
            Claymore Securities Defined Portfolios, Series 664 — Tax ID# 276410666
            Claymore Securities Defined Portfolios, Series 665 — Tax ID# 271679373
            Claymore Securities Defined Portfolios, Series 672 — Tax ID# 276450612
            Claymore Securities Defined Portfolios, Series 672 — Tax ID# 276450824
            Claymore Securities Defined Portfolios, Series 676 — Tax ID# 276502965
            Claymore Securities Defined Portfolios, Series 676 — Tax ID# 276502949
            Claymore Securities Defined Portfolios, Series 680 — Tax ID# 276503040
            Claymore Securities Defined Portfolios, Series 683 — Tax ID# 276587268
            Claymore Securities Defined Portfolios, Series 684 — Tax ID# 272427606
            Claymore Securities Defined Portfolios, Series 696 — Tax ID# 276671473
            Claymore Securities Defined Portfolios, Series 712 — Tax ID# 276772013
            Claymore Securities Defined Portfolios, Series 713 — Tax ID# 276772057
            Claymore Securities Defined Portfolios, Series 717 — Tax ID# 276825335
            Guggenheim Defined Portfolios, Series 719 — Tax ID# 276823576
            Guggenheim Defined Portfolios, Series 750 — Tax ID# 276915509

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) __ (b) __
3.	SEC Use Only
4.
Citizenship or Place of Organization:

            Claymore Securities Defined Portfolios, Series 279, Lisle, IL
            Claymore Securities Defined Portfolios, Series 341, Lisle, IL
            Claymore Securities Defined Portfolios, Series 386, Lisle, IL
            Claymore Securities Defined Portfolios, Series 446, Lisle, IL
            Claymore Securities Defined Portfolios, Series 487, Lisle, IL
            Claymore Securities Defined Portfolios, Series 553, Lisle, IL

            Claymore Securities Defined Portfolios, Series 560, Lisle, IL
            Claymore Securities Defined Portfolios, Series 567, Lisle, IL
            Claymore Securities Defined Portfolios, Series 569, Lisle, IL
            Claymore Securities Defined Portfolios, Series 580, Lisle, IL
            Claymore Securities Defined Portfolios, Series 592, Lisle, IL
            Claymore Securities Defined Portfolios, Series 596, Lisle, IL
            Claymore Securities Defined Portfolios, Series 601, Lisle, IL
            Claymore Securities Defined Portfolios, Series 614, Lisle, IL
            Claymore Securities Defined Portfolios, Series 617, Lisle, IL
            Claymore Securities Defined Portfolios, Series 621, Lisle, IL
            Claymore Securities Defined Portfolios, Series 635, Lisle, IL
            Claymore Securities Defined Portfolios, Series 648, Lisle, IL
            Claymore Securities Defined Portfolios, Series 652, Lisle, IL
            Claymore Securities Defined Portfolios, Series 661, Lisle, IL
            Claymore Securities Defined Portfolios, Series 664, Lisle, IL
            Claymore Securities Defined Portfolios, Series 665, Lisle, IL
            Claymore Securities Defined Portfolios, Series 672, Lisle, IL
            Claymore Securities Defined Portfolios, Series 676, Lisle, IL
            Claymore Securities Defined Portfolios, Series 680, Lisle, IL
            Claymore Securities Defined Portfolios, Series 683, Lisle, IL
            Claymore Securities Defined Portfolios, Series 684, Lisle, IL
            Claymore Securities Defined Portfolios, Series 696, Lisle, IL
            Claymore Securities Defined Portfolios, Series 712, Lisle, IL
            Claymore Securities Defined Portfolios, Series 713, Lisle, IL
            Claymore Securities Defined Portfolios, Series 717, Lisle, IL
            Guggenheim Defined Portfolios, Series 719, Lisle, IL
            Guggenheim Defined Portfolios, Series 750, Lisle, IL

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 1,683,975
6. Shared Voting Power
7. Sole Dispositive Power 1,683,975
8. Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,683,975
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.87%
12.	Type of Reporting Person (See Instructions) IV

Item 1.	(a) Name of Issuer

Pioneer Investment Management

(b) Address of Issuer’s Principal Executive Offices

60 State Street
Boston, MA 02109

Item 2.	(a) Name of Person Filing

Guggenheim Funds Distributors, Inc. as Sponsor for the Filing Entities

(b) Address of Principal Business Office or, if none, Residence

2455 Corporate West Drive
Lisle, IL 60532

(c) Citizenship

USA

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

72369J102

Item 3.	If this statement is filed pursuant to (S) (S) 240.13d-1 (b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☒Broker or dealer registered under section 15 of the Act (15 U.S.C, 78o).

(b) ☐Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐An investment adviser in accordance with SECTION240.13d-l(b)(l}(ii)(E);

(f) ☐An employee benefit plan or endowment fund in accordance with SECTION240.13d-l(b)(l}(ii)(F);

(g) ☐A parent holding company or control person in accordance with SECTION240.13d-l(b)(l)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with SECTION240.13d-l(b)(l)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,683,975

(b)	Percent of class: 6.87%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 1,683,975

(ii)	Shared power to vote or to direct the vote .

(iii)	Sole power to dispose or to direct the disposition of 1,683,975

(iv)	Shared power to dispose or to direct the disposition of .

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section N240.13d-3(d)(l).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-l(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-l(c) or Rule 13d-l(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to SECTION240.13d-l(b)(l)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to SECTION240.13d-l(c) or SECTION240.13d-I(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

(a)	The following certification shall be included if the statement is filed pursuant to SECTION240.13d-1 (b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to SECTIONS240.13d-l(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

January 28, 2011
Date

/s/ Kevin M. Robinson
Signature

Kevin M. Robinson, Senior Managing Director,
General Counsel and Corporate Secretary Guggenheim Funds Distributors, Inc.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See SECTIONS240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)